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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

For Period Ended:   August 31, 1995

[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR
For the Transition Period Ended:____________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Fedders Corporation

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

505 Martinsville Road

City, State, and Zip Code

Liberty Corner, New Jersey 07938

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been has been attached, if applicable.
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PART III - NARRATIVE

The Company is in the process of finalizing a definitive agreement to merge with NYCOR, Inc. With the details on the pending merger being finalized, the Company requires an extension to update Form 10-K Parts I through IV for the details of the merger. Due to the merger, the Company's annual meeting will be held in March 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
Mary G. Uhrich                                 908        604 8686
(Name)                                       Area Code    Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                            [x] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected on the earnings statement to be included in the subject report of portion thereof?
                                                               [] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Fedders Corporation
(Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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
Date November 30, 1995                By:/s/Robert L. Laurent, Jr.
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